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								       EXHIBIT 12(b)



						 COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
							    AND PREFERRED SHARE DIVIDENDS
						  SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES




										  Year Ended

(millions, except ratios)                                       1996      1995       1994       1993

Fixed Charges
 Interest and amortization of debt discount
  and expense on all indebtedness                               $1,365    $1,373     $1,279     $1,318
 Add interest element implicit in rentals                          121       119        114        105
								 1,486     1,492      1,393      1,423

 Preferred dividend factor                                          41        89        234        209
 Interest capitalized                                                5         4          1          3
Total fixed charges                                             $1,532    $1,585     $1,628     $1,635


Income (loss)
 Income (loss) from continuing operations                       $1,271    $1,025     $  857     $  625
 Deduct undistributed net income (loss)
  of unconsolidated companies                                        8         9         (7)         6
								 1,263      1,016        864       619

Add
 Fixed charges (excluding interest capitalized
  and preferred dividend factor)                                 1,486      1,492      1,393     1,423
 Income taxes (benefit)                                            834        703        614       329
    Income (loss) before fixed charges and
     income taxes                                               $3,583     $3,211     $2,871    $2,371
Ratio of income to combined fixed charges
 and preferred share dividends                                    2.34       2.03       1.76      1.45

In 1996, all the outstanding 8.88% Preferred Shares, First Series were redeemed and thereafter the Company made no other preferred share dividend payments.

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